[LETTERHEAD OF SHAW PITTMAN LLP]

March 11, 2005

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Commercial Net Lease Realty, Inc.
Form S-4

Ladies and Gentlemen:

     Transmitted herewith via EDGAR on behalf of Commercial Net Lease Realty, Inc. (the “Company”) is Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-122145) (the “Registration Statement”) relating to the issuance of shares of common stock of the Company to the shareholders of National Properties Corporation (“NAPE”) in connection with the merger of NAPE with and into a wholly owned subsidiary of the Company.

     Please contact me at (202) 663-9201 if you have any questions concerning this matter.

Sincerely,

/s/ Jeffrey B. Grill

Jeffrey B. Grill